LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 Wisconsin Avenue, NW, Suite 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2007	nquint@luselaw.com

July 26, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn.:	Era Anagnosti
Legal Branch Chief
Office of Financial Services

Re:	Bancorp 34, Inc. (Registration No. 333-211820)
Registration Statement on Form S-1

Dear Ms. Anagnosti:

On behalf of Bancorp 34, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated June 29, 2016, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please be advised that the Company does not intend to provide any written communications in reliance on Section 5(d) of the Securities Act.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

July 26, 2016

Prospectus Cover Page

2.	Please revise your disclosure in the fifth paragraph to indicate that the orders are subject to a maximum limit, in addition to a minimum order limited. In this regard, we note your “Limits on How Much Common Stock You May Purchase” disclosure on page 10.

The cover page of the prospectus has been revised, as requested.

Summary, page 1

General

3.	We note that the plan of conversion filed as Exhibit 2 to the registration statement contemplates two mergers as part of the conversion plan: the MHC Merger and the Mid-Tier Merger (as the terms are defined in the plan). Please revise your disclosures where applicable to properly capture the corporate restructuring and tell us whether you plan to file the Articles of Merger as exhibits to the registration statement.

Page 1 has been revised, as requested. We note that similar language currently exists under “General” on page 126.

We respectfully request that the Company not be required to file articles of merger as exhibits to the registration statement, as the Company believes that, in this transaction, the articles of merger are not material to investors. All of the material rights of stockholders are included in the articles of incorporation and bylaws of the Company, which documents are already filed as exhibits to the registration statement. The articles of merger are not amending the articles of incorporation/charter or bylaws of any entity and, therefore, are not changing the rights of stockholders. Instead, the articles of merger are merely being filed with regulatory agencies and the Maryland Department of Assessments and Taxation (secretary of state) to notify such agencies of the completion of a transaction, the material terms of which are included in the plan of conversion that is filed as an exhibit to the registration statement and described in the prospectus.

Terms of the Offering, page 5

4.	You disclose that if you extend the offering beyond the extension date, you will notify subscribers of the extension time. Please explain, and to the extent necessary revise your disclosure to describe, how you will notify your subscribers.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

July 26, 2016

Subscribers will be notified by mail sent to the address the subscriber provides on the stock order form they have submitted. Page 5 has been revised, as requested.

Risk Factors, page 18

Because we intend to increase our commercial real estate and commercial business loan originations … , page 18

5.	We note that your commercial real estate and commercial loans may involve relatively large loan balances to individual borrowers or groups of related borrowers. In light of your page 84 disclosure, further revise your disclose to state that your ten largest commercial real estate loans had an average balance of $3.1 million at March 31, 2016, representing approximately 31% of your commercial real estate loans.

Page 18 has been revised, as requested.

We are an emerging growth company … , page 27

6.	We note your disclosure that you have elected to comply with new or amended accounting pronouncements in the same manner as a private company. Please revise your risk factors and other parts of the filing as applicable to clearly disclose the following:

•	You have elected to use the extended transition period for complying with new or revised accounting standards.

•	Explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

•	Include a statement indicating that your financial statements may not be comparable to companies that comply with public company effective dates. Provide a similar statement in your critical accounting policy disclosures in MD&A.

Pages 16 to 17, 27, 58 and 108 to 109 have been revised as requested.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

July 26, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Comparison of Financial Condition at March 31, 2016 and December 31, 2015, page 57

7.	We note that you attribute the decline in cash and cash equivalents during this period to “the variability in the timing of deposits.” Based on your “Liquidity and Capital Resources” disclosure on page 79, it appears that you are referring to the variability in the timing of “interest-earning deposits with other banks.” If true, please revise your disclosure accordingly, or otherwise advise.

The decrease in cash and cash equivalents between December 31, 2015 and March 31, 2016 was partially due to the Company’s ability to use excess cash to fund its lending operations during the quarter ended March 31, 2016, which was partially offset by an increase in commercial deposits at the end of the quarter ended March 31, 2016, as noted in the Liquidity and Capital Resources discussion. Page 64 has been revised accordingly.

Comparison of Stockholders’ Rights for Existing Stockholders of Alamogordo Financial Corp., page 141

Special Meeting of Stockholders, page 143

8.	Given that the right to call a special meeting of the stockholders represents a significant change for the public stockholders of Alamogordo Financial, Corp., a risk factor highlighting any material differences appears appropriate. Please advise or revise your disclosures as necessary.

Page 11 of the Proxy-Prospectus that is being delivered to existing public stockholders of Alamogordo Financial Corp., and which is included in the Amended S-1 following the prospectus, includes a risk factor summarizing the material changes in stockholder rights (“There may be a decrease in stockholders’ rights for existing stockholders of Alamogordo Financial”). This risk factor has been revised, as requested.

* * * * *

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

July 26, 2016

We trust the foregoing is responsive to the Staff’s comments. We request that the Staff advise the undersigned at (202) 274-2007 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint

Ned Quint

Enclosures
cc:	Jill Gutierrez, Chief Executive Officer
Eric Luse, Esq.